Neuberger Berman ETF Trust
1290 Avenue of the Americas
New York, NY  10104

November 5, 2025

FILED VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman ETF Trust (“Registrant”) on behalf of its series, Neuberger Berman Equity Income Plus ETF
1933 Act File No. 333-261613 1940 Act File No. 811-23761
Application for Withdrawal

Dear Sir or Madam:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), on behalf of the Registrant, we respectfully withdraw the following Post-Effective Amendments (the “Amendments”) to Registrant’s Registration Statement on Form N-1A:
1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
27	12/27/2024	485APOS	0000898432-24-001049
30	3/11/2025	485BXT	0000898432-25-000173
31	4/7/2025	485BXT	0000898432-25-000243
34	5/8/2025	485BXT	0000898432-25-000323
35	6/4/2025	485BXT	0000898432-25-000428
37	7/7/2025	485BXT	0002071111-25-000033
38	8/6/2025	485BXT	0000898432-25-000541
39	9/2/2025	485BXT	0000898432-25-000697
40	10/7/2025	485BXT	0000898432-25-000790

The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.

If you have any questions, please contact Gariel Nahoum at (646) 497-4674.

Very truly yours,

NEUBERGER BERMAN ETF TRUST

/s/ Joseph V. Amato
By:	Joseph V. Amato
Title:	Chief Operating Officer and President